EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the three and nine months ended September 30, 2025 and 2024 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2024, 2023 and 2022 and our annual report on Form 20-F, can be viewed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Three-Month Period Ended September 30, 2025

During the three-month period ended September 30, 2025:

  in connection with our gold recovery operations, we produced 954 ounces of raw gold.  We sold 1,185 fine ounces of gold at an average price of US$3,643 per ounce.

  cash on hand, excluding restricted cash, increased to $13.5 million at September 30, 2025, from $8.2 million at December 31, 2024. We paid $0.6 million of income tax during the June 2025 quarter to the Government of Ghana.

  a total of 18 diamond core drillholes totaling 4,007 m completed by the Company's in-house drilling crews on the Kibi Gold Project, with drilling efforts primarily dedicated to continued advancement of newly emerging Orange No. 5 resource expansion target located in Zone 4.

  present drilling successfully confirmed continuity of multi-shoot Orange No. 5 gold system over approximately 750 m strike-length, maximum 300 m down-dip distance and to down-plunge depth of 800 m (~240 m vertical depth from surface).

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zones 1 - 4 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion / definition drilling of resource expansion targets, follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Pameng, Banso and Muoso properties in 2024.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2025 budget to carry out our plan of operations is approximately $2,350,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	850,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$2,350,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year, we will not require additional capital to implement our plan of operations.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding. These factors raise doubt about the Company's ability to continue as a going concern.

Trends

Gold prices closed in 2024 at $2,641 per ounce, above the 2024 average of $2,393 per ounce.  Gold price minimum and maximum both increased in 2024 as compared to 2023. Gold prices saw continued strength through 2024 and into 2025, crossing $4,300 per ounce in 2025.  We continue to see positive indicators for gold prices in the future.

In 2024, many incumbent governments were defeated, which provided economic uncertainty. Further, government spending has created inflation which resulted in increased interest rates in many countries.  Rates have begun to fall back as governments struggle with the economic effects of deficits and debts. Geopolitical events have created uncertainty which will likely affect all fiat currencies. Indications of a move against the US dollar as the world reserve currency in the near future could also create in strength for gold prices.  As a result, the comparative strength of the US dollar is expected to be reduced in 2025.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the nine-month period ended September 30, 2025, and the years ended December 31, 2024 and 2023 are as follows:

	September 30, 2025	Dec. 31, 2024	Dec. 31, 2023
High	$3,453	$2,800	$2,087
Low	2,647	1,995	1,809
Average	3,092	2,392	1,944

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The US Federal Reserve has raised interest rates to combat inflation, and has indicated that increases are less likely going forward and reductions are more likely.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.  Recent geopolitical events have resulted in a significant increase in the price of gold, to historical highs.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Failure to File and Cease Trade Order and Revocation

On April 4, 2025, the Ontario Securities Corporation ("OSC") issued a Failure to File Cease Trade ("FFCTO") order against the company for a failure to file its annual financial information.  The FFCTO was originally issued on the basis that the Company had not filed its 2024 annual filings in accordance with the filing deadlines contained in National Instrument 51-102 Continuous Disclosure Obligations.

Following a review of submissions made by the Company, the OSC has determined that Company is an SEC Foreign Issuer as defined in National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). Under NI 71-102, the Company satisfies its continuous disclosure obligations in Canada, including filing deadlines, by complying with U.S. federal securities laws. As a result, the Company has a filing deadline of April 30, 2025, for its 2024 annual filings.  On April 11, 2025, the OSC revoked the FFCTO and shares of the company resumed trading on the TSX.

Delay in Filing the Year-End Reporting Documents

The Company filed for an extension to submit our year-end documents by latest on May 15, 2025.  The Company filed our year-end documents on May 15, 2025.

As a precaution if the above deadline is missed, the Company also applied to the Ontario Securities Commission, as principal regulator for the Company, for the imposition of a management cease trade order ("MCTO") under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") throughout the duration of a possible default (see Press Release dated April 23, 2025).

Summary of the last five fiscal years ending December 31

	2024	2023	2022	2021	2020
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,725,147	876,539	1,564,849	2,045,713	2,297,023
Net gain attributable to non-controlling interest	(249,735)	(180,652)	(133,082)	(121,545)	(141,782)
Income tax	(800,000)	(861,815)	(800,000)	(1,088,192)	(294,992)
Net income (loss) Xtra-Gold Resources Corp.	1,675,412	(165,928)	631,767	835,976	1,860,249
Basic and diluted income (loss) attributable to common shareholders per common share	0.04 0.03	0.00 0.00	0.01 0.01	0.02 0.02	0.04 0.04
Total current assets	12,745,891	10,286,645	10,178,896	9,127,160	7,739,823
Total assets	14,224,051	11,860,586	11,881,013	10,758,031	9,340,942
Total current liabilities	1,991,105	1,519,103	1,406,679	1,122,483	426,819
Total liabilities	1,991,105	1,519,103	1,406,679	1,122,483	426,819
Working capital	10,754,786	8,767,542	8,772,217	8,004,677	7,313,004
Capital stock	45,995	46,201	46,447	46,688	46,817
Total equity	12,232,946	10,341,483	10,474,334	9,635,548	8,914,123
Total Xtra-Gold Resources Corp. stockholders' equity	11,860,673	10,218,945	10,532,448	9,826,744	9,226,864
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,065,555	46,361,078	46,542,900	46,779,574	46,645,387
Basic and diluted weighted average number of common shares outstanding	48,989,055	46,361,078	48,822,024	48,925,574	49,033,887

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

September 30, 2025	$2,269,119	$0.05
June 30, 2025	577,335	0.01
March 31, 2025	1,405,656	0.03
December 31, 2024	(713,202)	(0.02)
September 30, 2024	1,462,598	$0.03
June 30, 2024	664,764	0.01
March 31, 2024	510,987	0.01
December 31, 2023	(1,757,170)	(0.04)
September 30, 2023	513,633	0.01
June 30, 2023	705,064	0.02
March 31, 2023	553,197	0.01
December 31, 2022	(164,659)	(0.00)

Results of Operations for the Three Months Ended September 30, 2025 as Compared to the Three Months Ended September 30, 2024

Our company reported a net income after tax for the three months ended September 30, 2025 was $2,269,119 (September 30, 2024 - income of $1,462,598).  Our company's basic and diluted income per share for the three months ended September 30, 2025 was $0.05 (September 30, 2024 - income of $0.03).  Both periods benefited from gold recovery results and from other income, being dividends and interest.

The weighted average number of shares outstanding was 45,778,451 (Q3 2024 - 46,030,193).  Average shares outstanding were reduced in 2025 and 2024 through share repurchases. Average fully diluted shares in Q3 2025 were 48,423,611 (Q3 2024 - 48,953,693), with the difference being in the money stock options.  These items did not materially affect earnings per share.

We incurred expenses of $609,536 in the three-month period ended September 30, 2025 (September 30, 2024 - $277,992).  Exploration expense increased in Q3 2025 with activity accelerating as compared to Q3 2024. We expense all exploration costs.  Depreciation in Q3 2025 was very close to the Q3 2024 depreciation level as additions roughly offset depreciated assets.  We added an additional exploration drill in Q3 2025. General and administrative expense in Q3 2025 of $174,335 (Q3 2024 - $65,466) increased slightly, mostly due to the effect of foreign exchange on Canadian denominated expenses in 2025, and stock-based compensation expense of $41,680. The company granted 150,000 stock options in the three-month periods ended September 30, 2025.

Exploration activities for the September 2025 quarter continued to focus on the further advancement of the newly emerging Orange No. 5 resource expansion target at the Kibi Gold Project (Apapam Mining Lease). Eighteen (18) diamond core drillholes totalling 4,007 m were completed by the Company's in-house drilling crews, including 16 drillholes (3,581 m) testing the strike- and down-dip extensions of the Orange No. 5 target (Zone 4) and 2 drillholes (426 m) testing the southeast segment of the Lone Tree shear target (Zone 1).

The present drilling forms part of an ongoing exploration drilling initiative targeting multiple resource-growth opportunities across the broader Zones 1 - 4 Mineral Resource estimate footprint area (the "2024 MRE", see the Company's news release of October 16, 2024). With the multifaceted drilling program targeting promising early-stage gold prospects identified by previous scout drilling, potential extensions to existing resource bodies and prospective litho-structural gold settings generated by updated 3D geological modelling. A total of 120 drillholes totaling 26,297 m has been completed during the ongoing resource expansion drilling program initiated in mid-January 2024.

The assay results for 42 drillholes (8,207.5 m) completed from mid-January to mid-July 2025 on the ongoing Zones 1 - 4 resource expansion target generation drilling program, including 2 holes completed during the September 2025 quarter (#KBDD25602 - #KBDD25643), were reported by the Company on August 26, 2025, including the following highlights:

Orange No. 5 - Resource Expansion Target (Zone 4)

- 13.1 m at 2.40 grams per tonne gold ("g/t Au"), including 2.7 m at 7.32 g/t Au, from 129 m; 13.0 m at 0.28 g/t Au from 154 m; and 16.2 m at 0.61 g/t Au from 173.8 m in KBDD25622

- 22.5 m at 0.79 g/t Au, including 1.5 m at 4.78 g/t Au, from 98 m; 8.0 m at 0.65 g/t Au from 152 m; and 7.5 m at 0.71 g/t Au from 207.5 m in KBDD25609

- 6.0 m at 1.17 g/t Au from 156 m; and 32.0 m at 0.72 g/t Au, including 9.0 m at 1.36 g/t Au, from 172 m in KBDD25637 (KBDD25609 & 637 on same drill section)

- 28.0 m at 0.60 g/t Au, including 12.0 m at 1.16 g/t Au, from 205 m in KBDD25616

- 10.0 m at 1.24 g/t Au, including 1.0 m at 9.62 g/t Au, from 269 m in KBDD25625 (KBDD25616 & 625 on same drill section)

- 19.0 m at 0.79 g/t Au, including 4.0 m at 2.09 g/t Au, from 271 m in KBDD25632 (down-plunge intercept at ~240 vertical depth)

- 16.7 m at 0.89 g/t Au, including 1.7 m at 5.27 g/t Au, from 77 m in KBDD25642 (350 m step-out to SW)

Lone Tree - Resource Expansion Target (Zone 1)

- 12.0 m at 1.70 g/t Au, including 1.5 m at 9.96 g/t Au, from 38 m in KBDD25606

- 31.0 m at 0.65 g/t Au, including 1.0 m at 3.00 g/t Au and 7.0 m at 1.40 g/t Au, from 89 m in KBDD25617 (KBDD25606 / 617 / 639 on same drill section)

- 20.0 m at 1.02 g/t Au, including 5.1 m at 2.30 g/t Au, from 163 m in KBDD25639

Present drilling efforts successfully: established continuity of the multi-shoot Orange No. 5 gold system over an approximately 750 m strike-length, maximum 300 m down-dip distance and to a down-plunge depth of 800 m (~240 m vertical depth from surface); intersected significant gold mineralization in a 350 m step-out hole to the southwest, potentially extending the Orange No. 5 gold mineralization to an over 1,100 m strike-length; expanded the Lone Tree shear gold mineralization to an approximately 600 m strike-length and 250 m maximum down-dip distance; and continued to demonstrate the gold mineralization hosting potential of the under-tested Zone 2 Bounding Shear and Central Fold structural settings.

The Orange No. 5 resource expansion target, situated approximately 2 km southwest of the 2024 MRE footprint, was originally identified during a 2012 scout drilling program designed to test high priority geophysical targets located along the approximately 4 km long by 0.6 km to 0.8 km wide Zone 4 anomalous gold-in-soil trend. Recently completed 3D VTEM / TMI inversion models-based litho-structural modelling indicates that the Orange No. 5 target is positioned in proximity to a folded 2nd - order syncline along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"). With the gold mineralization hosted within a folded / strained metasedimentary rock sequence including graywacke, graphitic phyllite and sandstone units.

Exploration activities on our Banso, Muoso and Kwabeng projects during the September 2025 quarter included geophysical modelling, reconnaissance geology and prospecting. We did not conduct any exploration activities on our Pameng project during the current reporting period.

We recognized other income, net, of $3,259,554 in Q3 2025 (Q3 2024 - $2,076,796).  The 2025 gains can mostly be attributed to the recovery of gold, foreign exchange movements, and other income, being dividends and interest income.  Foreign exchange gains in 2025 resulted from a rapid revaluation of the Ghana cedi against the USD in the quarter, while the Canadian dollar fell back slightly to date in 2025.  During the three-month period ended September 30, 2025, we sold 1,185 fine ounces of gold at an average price of US$3,643 for net proceeds of $1,901,349 (Q3 2024 -1,356 fine ounces of gold at an average price of US$1,810 for net proceeds of $1,050,434).  Cedi-based costs were significantly affected by the rapid exchange rate change. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

The Company had no warrants outstanding in 2025 and 2024.

During the three-month period ended September 30, 2025, our company had a foreign exchange gain of $796,836 (Q3 2024 - loss of $73,341) mostly due to strength in the Ghana cedi against the U.S. dollar (appreciated 25% from March 31, 2025 to September 30, 2025) and a slightly stronger Canadian dollar.  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value strengthened with the slightly weaker US dollar.

Our Company recognized a trading and holding gain in Q3 2025 of $470,209 (Q3 2024 - gain of $121,496). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $91,160 in Q3 2025 (Q3 2024 - $96,498).

Results of Operations for the Nine Months Ended September 30, 2025 as Compared to the Nine Months Ended September 30, 2024

Our company's net gain for the nine months ended September 30, 2025 was $4,252,113 as compared to a net gain of $2,638,349 for the nine months ended September 30, 2024, an increase of $1,613,764.  Increased gold recovery results in 2025 on stronger gold prices, foreign exchange gains, and improved gains and other income on the Company's investment portfolio, were partly offset by increased exploration as supplies were replenished, as compared to the first nine months of 2024.

Our company's basic and diluted net gain per share for the nine months ended September 30, 2025 was $0.09 compared to a net gain of $0.06 per share for the nine months ended September 30, 2024.  The weighted average number of shares outstanding was 45,857,136 at September 30, 2025 compared to 46,084,764 for the nine months ended September 30, 2024.  The decrease in the weighted average number of shares outstanding can be attributed to the share repurchases in 2025.  The fully diluted weighted average number of shares outstanding was 48,354,926 at September 30, 2025 compared to 49,008,264 for the nine months ended September 30, 2024.  The fully diluted share positions did not materially affect the earnings per share in either period.

We incurred expenses of $1,869,919 in the nine months ended September 30, 2025 as compared to $1,216,684 in the nine months ended September 30, 2024, an increase of $653,235.  Increased exploration expense in 2025 reflects replacement parts and supplies for the drill.  We incurred share-based compensation expenses of $41,680 on the issuance of 150,000 stock options.

We reported a gain of $7,111,606 related to other items for the nine months ended September 30, 2025 compared to a gain of $4,745,919 for the nine months ended September 30, 2024.  While income from gold recovery increased slightly in 2025, foreign exchange gains created most of the increase.

During the nine months ended September 30, 2025, we sold 3,391 ounces of fine gold from our gold recovery operations at an average price of US$3,168 per ounce, compared to 3,521 ounces of fine gold from our share of the placer gold operations at an average price of $2,264 per ounce received during the nine months ended September 30, 2024.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2025 or 2024.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $5,372,073 during 2025.

Operations provided cash of $5,213,272.  Inventory was decreased by $989,351 due to the timing of smelt shipments.  Payables and amounts due to related parties were increased slightly.  Other operating expenses were mostly cash neutral.  At September 30, 2025, accounts payable and accrued liabilities increased by $260,947 to $2,066,565, as an income tax accrual increase and accruals for sales-based expenses were partly offset by a $600,000 income tax instalment payment. Amounts due to related parties increased by $537,712 to $628,314 in the period ended September 30, 2025, due to the timing of gold sales. Our cash and cash equivalents as at September 30, 2025 were sufficient to pay these liabilities.

Investing activities in 2025 provided $532,607 of cash.  Cash of $2,866,640 was used to purchase investments in 2025 while proceeds from the sale of investments generated $3,607,058 of cash.  Cash of $207,811 was used to purchase a drill, a pickup truck, and a core saw during 2025.

During the period ended September 30, 2025, our Company used $373,806 of cash for financing activities.  During the period ended September 30, 2025, a total of 230,000 common shares were re-purchased for $344,603 and were cancelled. A further total of 13,300 common shares that were re-purchased in 2024 for $17,739 were cancelled in 2025.  A total of 16,100 common shares were re-purchased in 2025 for $17,739 and held in treasury.  These 16,100 shares were cancelled in October 2025.

We believe that our company has sufficient working capital to achieve our 2025 operating plan. However, our historical losses and potential limited remaining alluvial deposits could affect our future operation ability.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At September 30, 2025, we had total cash and cash equivalents and restricted cash of $13,844,708 (December 31, 2024 - $8,472,635).  Working capital as of September 30, 2025 was $14,950,996 (December 31, 2024 - $10,754,786).  In both periods, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at October 27, 2025, September 30, 2025, December 31, 2024, and December 31, 2023, were as follows:

	October 27, 2025	September 30, 2025	December 31, 2024	December 31, 2023
Common Shares	46,376,117	45,751,217	45,994,517	46,201,217
Warrants	312,500	-	-	-
Stock Options	3,073,500	3,073,500	2,923,500	2,648,500
Fully diluted	49,762,117	48,824,717	48,918,017	48,849,717

Subsequent to September 30, 2025, the company issued 625,000 units via a private placement, for proceeds of $1,068,604 (CAD$1,500,000). Each unit comprised one common share and one-half of one common share purchase warrant. Each full warrant can be converted into one common share of the company at a price of CAD$2.80 per common share, for a period of two years.

Subsequent to September 30, 2025, 16,100 which were purchased in September 2025, were cancelled. The company purchased a further 32,100 shares under the buyback program in October 2025. These shares are held in treasury and will be cancelled in the normal course of business.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.3 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2025 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2025.  However, our historical losses and potential limited remaining alluvial deposits could affect our future operation ability.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Operational Considerations

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a profit of $4,252,113 for the period ended September 30, 2025, and it has an accumulated a deficit of $15,583,801.  Results for the period ended September 30, 2025 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises potential liquidity concerns related to future operations. The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue operations.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  Alluvial operation have a limited remaining life, so will not be able to contribute cash for longer than about two years. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

Related Party Transactions

During the nine-month periods ended September 30, 2025 and 2024, the Company entered into the following transactions with related parties:

	September 30, 2025	September 30, 2024

Consulting fees paid or accrued to officers or their companies	$1,289,761	$1,023,413
Directors' fees	1,609	1,654

Stock option grants to officers and directors	-	175,000
Stock option grant price range	-	CAD $1.30

Of the total consulting fees noted above, $1,074,210 (September 30, 2024 - $797,186), was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $537,105 (September 30, 2024 - $398,593) of this amount.  As at September 30, 2025, a balance of $628,314 (December 31, 2024 - $398,593) exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During the nine-month period ended September 30, 2025 the Company did not grant stock options to insiders.  During 2024, the Company granted 175,000 stock options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In each of 2024 and 2023 we purchased one pickup. In 2022 we purchased one pickup and a drill. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of September 30, 2025 and December 31, 2024:

Level 1 - Cash equivalents	September 30, 2025	December 31, 2024

Money market funds	$7,741,592	$6,750,465
	$7,741,592	$6,750,465

	September 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$13,548,386	$13,548,386	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,648,151	3,648,151	-	-
Total	$17,492,859	$17,492,859	$-	$-

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8,176,313	$8,176,313	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,211,598	3,211,598	-	-
Total	$11,684,233	$11,684,233	$-	$-

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers	Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.
Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.
Ability to meet working capital needs for fiscal 2024	Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.	Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Forward-Looking Statements	Assumptions	Risk Factors
Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations	Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.
Management's outlook regarding future trends	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.	Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: October 28, 2025